  HUNTER TAUBMAN WEISS LLP

New York ■ Washington, DC ■ Miami

December 30, 2011

U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F. Street, NE
Washington, D.C. 20549

Re:	Radient Pharmaceuticals Corporation Registration Statement on Form S-1

Dear Sir or Madam:

I am counsel to Radient Pharmaceuticals Corporation (“Radient”).  On behalf of my client, enclosed herewith please find a Registration Statement as filed on Form S-1 on this same date.

Thank you for your attention to this matter.  Please feel free to contact the undersigned if you have any questions regarding the registration statement or this letter.

Very truly yours,

Rachael Schmierer

Enclosures
cc: Mr. MacLellan

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